FORM 6-K

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of November, 2011

Commission File Number: 000-50705

Shanda Interactive Entertainment Limited
(Translation of registrant’s name into English)

No. 208 Juli Road, Pudong New Area, Shanghai 201203, People's Republic of China
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Shanda Special Committee Selects Advisors

The Special Committee of the Board of Directors (the “Special Committee”) of Shanda Interactive Entertainment Limited, incorporated in the Cayman Islands (“Shanda” or the “Company”) (Nasdaq: SNDA), formed to consider a proposal by Mr. Tianqiao Chen, Chairman of the Board of Directors, Chief Executive Officer and President of Shanda, to acquire all of the outstanding ordinary shares of the Company not currently owned, legally or beneficially, by Mr. Tianqiao Chen, his wife Ms. Qianqian Luo, who is also a non-executive director of Shanda and his brother Mr. Danian Chen, who is also the Chief Operating Officer and a director of Shanda (the “Proposed Transaction”), confirms the retention of Bank of America Merrill Lynch as its financial advisor, Weil, Gotshal & Manges LLP as its United States legal counsel and Maples and Calder as its Cayman Islands legal counsel to assist the Special Committee in its work.

The Special Committee is continuing its evaluation of the Proposed Transaction.  No assurance can be given that the Proposed Transaction, or any other transaction, will be consummated.  The Company does not intend to disclose developments regarding these matters unless and until its Board of Directors determines there is a need to update the market.

About Shanda Interactive Entertainment Limited

Shanda is a leading interactive entertainment media company in China, offering a broad array of online entertainment content on an integrated service platform to a large and diverse user base. Shanda offers its high quality entertainment content through its subsidiaries and affiliates, including Shanda Games, Cloudary, Ku6 Media, and various other online community and business units. The broad variety of content ranges from massively multi-player online role-playing games (MMORPGs) and advanced casual games, to social network games, e-sports, literature, film, television, music, and video etc. By providing a centralized platform through which Shanda can deliver its own content as well as third-party content, Shanda allows its users to interact with thousands of other users while enjoying some of the best entertainment content available in China today. Shanda: “Interaction enriches your life”. For more information about Shanda, please visit http://www.snda.com.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Shanda Interactive Entertainment Limited
(Registrant)

Date:	November 14, 2011	By:	/s/ Grace Wu
Name: Grace Wu Title: Chief Financial Officer